UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Notice, Proxy Statement and Proxy Card for Annual Shareholder Meeting

Evogene Ltd. (“Evogene” or the “Company”) hereby publishes notice of its 2021 annual general meeting of shareholders (the “Meeting”), which is scheduled to take place at 3:00 p.m. (Israel time) on Tuesday, August 3, 2021, at Evogene’s offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel.

 Shareholders of record at the close of business on Tuesday, June 29, 2021 are entitled to vote at the Meeting.

 Attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is the Notice of 2021 Annual General Meeting of Shareholders, which contains information concerning the agenda for the Meeting, the required majority for approval of the proposals at the Meeting, the voting procedure and additional general matters related to the Meeting.

Attached as Exhibit 99.2 to this Form 6-K is the Proxy Statement for the Meeting, which describes in greater detail each of the proposals to be presented at the Meeting, including background information related to the proposals, additional logistical information concerning the required vote and means of voting on the proposals, and general information concerning Evogene’s board of directors, corporate governance and significant shareholders.

Attached as Exhibit 99.3 to this Form 6-K is the form of proxy card being distributed by Evogene to its shareholders of record as of the record date for the Meeting, which serves as the primary means for those shareholders to cast their votes on the proposals to be presented at the Meeting.

The contents of Exhibits 99.1, 99.2 and 99.3 to this Form 6-K are incorporated by reference in the registration statements on Form F-3 (Securities and Exchange Commission (“SEC”) File No. 333-253300, filed with the SEC on February 19, 2021), and Form S-8 (SEC File Nos. 333-193788, 333-201443 and 333-203856, filed with the SEC on February 6, 2014, January 12, 2015 and May 5, 2015, respectively) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2021	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner Dorit Kreiner Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Notice of 2021 Annual General Meeting of Shareholders of Evogene Ltd.
99.2	Proxy Statement for 2021 Annual General Meeting of Shareholders of Evogene Ltd.
99.3	Form of proxy card to be distributed to record shareholders of Evogene Ltd. to enable them to vote at the 2021 Annual General Meeting of Shareholders